UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

YuMe, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

98872B 104

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS VNK Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒(1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	This statement on Schedule 13G is filed by VNK Management LLC (“VNK”). VNK is a limited liability company owned by family trusts formed for the benefit of Vinod Khosla’s adult children. Mr. Khosla has no power to elect a new manager of VNK and has no power to revoke such trusts or appoint or remove the trustees of such trusts. Mr. Khosla has no power to vote or dispose of the shares beneficially owned by VNK. Because Mr. Khosla from time to time recommends certain specific investments to VNK, VNK may be deemed to be in a “group” with Mr. Khosla within the meaning of Section 13(d)(3) of the Act with respect to those investments. VNK and Mr. Khosla expressly disclaim status as a group for purposes of this Schedule 13G.
(2)	The percentage set forth on the cover sheet is calculated based on 34,429,402 shares of the Common Stock reported to be outstanding as of October 31, 2015 as set forth in the Issuer’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on November 6, 2015 (the “Quarterly Report”).

Explanatory Note

This Amendment No. 1 to the statement on Schedule 13G (this “Amendment No. 1”) amends and restates the statement on Schedule 13G (the “Schedule 13G”) filed on June 16, 2014. This Amendment No. 1 hereby amends the Schedule 13G as described herein.

Item 1(a).	Name of Issuer:

YuMe, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Officers:

1204 Middlefield Road

Redwood City, California 94063

Item 2(a).	Name of Person(s) Filing:

VNK Management LLC (“VNK”)

Item 2(b).	Address of Principal Business Office:

1760 The Alameda, Suite 300

San Jose, California 95126

Attn: Kim Totah

Item 2(c).	Citizenship:

Delaware, United States of America

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share.

Item 2(e).	CUSIP Number:

98872B 104

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4(a).	Amount Beneficially Owned:

Item 4(b).	Percent of Class:

Item 4(c).	Number of shares as to which such persons have:

The following information with respect to the beneficial ownership of the Common Stock by the Reporting Person filing this statement on Schedule 13G is provided as of October 31, 2015:

Reporting Person	Shares Held Directly	Sole Voting Power	Shared Voting Power (1)	Sole Dispositive Power	Shared Dispositive Power (1)	Beneficial Ownership (1)	Percentage of Class (1, 3)
VNK(2)	0	0	0	0	0	0	0%

(1)	Represents the number of shares of Common Stock and the number of shares of Common Stock issuable upon exercise of options that are exercisable within 60 days of the date of this statement on Schedule 13G currently beneficially owned by the Reporting Person.
(2)	VNK is a limited liability company owned by family trusts formed for the benefit of Vinod Khosla’s adult children. Mr. Khosla has no power to elect a new manager of VNK and has no power to revoke such trusts or appoint or remove the trustees of such trusts. Mr. Khosla has no power to vote or dispose of the shares beneficially owned by VNK. Because Mr. Khosla from time to time recommends certain specific investments to VNK, VNK may be deemed to be in a “group” with Mr. Khosla within the meaning of Section 13(d)(3) of the Act with respect to those investments. VNK and Mr. Khosla expressly disclaim status as a “group” for purposes of this Schedule 13G.
(3)	The percentage set forth above is calculated based on 34,429,402 shares of the Common Stock reported to be outstanding as of October 31, 2015 as set forth in the Issuer’s Quarterly Report.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2016

VNK MANAGEMENT LLC

By:	/s/ Kimberly Totah
Name: Kimberly Totah
Title: Special Manager